UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Announces Affordable Solutions Geard at Making
General Commercial Printers More Successful

PRINT 01 Chicago, IL (September 6, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), announces new solutions aimed at providing world-class workflow and imaging products-affordably-to general commercial printers employing 10 to 20 people. CreoScitex also provides consumables and financial services that give printers a reasonably priced route to CreoScitex quality and performance, and to the best support network in the industry.

"At CreoScitex, our desire is to give all printers a fair chance of competing and winning, using the best possible tools that have been affordable only to our larger customers," said Amos Michelson, Chief Executive Officer, Creo Products Inc., parent company of CreoScitex. "Today we are launching new products, systems and services designed specifically for the broad-market commercial printer."

New Computer-to-plate Opportunity

The CreoScitex solutions for success include thermal computer-to-plate (CTP) systems that offer a low-cost entry for printers who wish to introduce CTP to their business. An upgrade path ensures that investments made today retain their value into the future when the printers may choose to upgrade to systems with more automation and SQUAREspot™thermal imaging heads for higher productivity and consistent quality through sharper imaging.

New Easy Access to Leading Workflow Systems

Prinergy® Entro and Brisque™Entro workflow are new introductory models of the industry-leading workflow products. These systems provide "core" workflow solutions that allow users to select the modules they need and then add more extensive capabilities to the system as their business needs grow. These cost-effective solutions enable the entire range of commercial printers with 4-and 8-up CTP solutions to benefit from the productivity, ease of use and networking capabilities of the Prinergy and Brisque families of workflow products.

New Affordable Consumables with CreoScitex Reliability

CreoScitex has just completed agreements with several media manufacturers in order to supply CreoScitex customers with a complete offering of equipment, service, consumables and financial services. This benefits CreoScitex customers with an easy, affordable package that comes with the assurance of CreoScitex quality. "CreoScitex will lead and work with these consumables partners but will not abandon our position on supporting all media on our systems," says Larry Letteney, President, CreoScitex America. "We will continue to do business in ways that benefit the best interests of our customers."

Experienced Service Partner Ensures Customer Success

CreoScitex Customer Services and Solutions has installed and supports more than 2000 CTP systems worldwide. By leveraging this experience, the team helps customers derive maximum value from technology, employees, and processes.

The new Consulting Services Group will help printers manage change to the printing process, such as implementing FM and Pantone Hexachrome® printing.

CreoScitex Quality for All

"Many printers we meet with believe that CreoScitex products and services are only for very large companies. We are here to set the record straight," says Larry Letteney, President, CreoScitex America. "CreoScitex's launch of this most complete line of digital production solutions means one thing: if you are in the business of printing or the graphic arts, CreoScitex can tailor a digital solution that will make you far more profitable and competitive."

CreoScitex is also expanding its sales team for greater service to the general commercial printer. CreoScitex Financial Services arranges affordable leasing terms for CreoScitex systems. This allows the broad commercial printer to face the daily challenges of business with the industry's best technology for reasonable monthly outlays.

See all the new CreoScitex solutions on display at Print '01, the largest industry event of the year, in Chicago from September 6-13.

About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: September 6, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary